255 Fiserv Drive Brookfield, WI 53045 www.fiserv.com

June 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Kathleen Collins
Rebekah Lindsey

Re:	Fiserv, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 21, 2019
Form 8-K Furnished February 7, 2019
File No. 000-14948

Dear Ms. Collins and Ms. Lindsey:

The Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments by letter, dated May 22, 2019, regarding the above-referenced filings of Fiserv, Inc. We are providing our responses to those comments below. For the Staff’s convenience in reviewing our responses, each comment also has been set forth below.

Form 10-K for Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.

You state in your response to prior comment 1 that although important elements of revenue growth; transaction and volume-based performance metrics represent only individual components of a particular business unit’s operation results. Please explain further what other components impact your segment revenues. In this regard, besides the impact from acquired businesses, your discussion regarding the increase in Payments segment revenue appears to be focused on increased transaction volumes in the card services business and increased volumes in the electronic payments and biller solutions businesses. You also state that such metrics do not necessarily directly correlate to the overall operating results of the business unit, segment or company; however, elsewhere you state that these metrics are useful to management in assessing operating performance since increases in revenue generally correlate with increases in volume of transactions processed. Please clarify this apparent inconsistency.

Response:

The Company uses various metrics at a business unit level in managing its businesses. Each business unit’s results include product lines with different transaction and volume-based metrics which are important to business unit management in measuring the results of these individual

United States Securities and Exchange Commission

June 20, 2019

product lines; however, these metrics are not individually material to Fiserv’s segments or to Fiserv overall. For example, the following volume-based metrics or components impact revenue within our electronic payments and digital channels businesses in the Payments and Industry Products segment:

Electronic Payments	Digital Channels
• Bill payment transactions • Account-to-account transfers • Person-to-person payments transactions • TransferNow transactions	• Mobiliti ASP subscribers • Mobiliti Business Banking – FIs • Tablet subscribers / users • Architect subscribers / users • Corillian Online ASP subscribers / users • SecureNow transactions

To this effect, we stated within our original response that these metrics are useful to management (in reference to business unit management) in assessing operating performance because increases in net sales or revenue generally correlate with increases in the volume of transactions processed. However, because these individual metrics do not individually materially impact the revenue growth of the entire segment, we have not included a discussion of these metrics within Management’s Discussion and Analysis (“MD&A”) in past filings.

In addition, individual transaction levels grow at different rates based on the maturity of the product, the type of customer, competition and consumer adoption. Therefore, the individual product transaction growth rates do not necessarily directly correlate to the overall segment growth rates. It also would not be appropriate to aggregate individual transactions into an overall transaction metric given the differences in growth rates, including that the number of transactions for different products could expand or contract in any given quarter, and unique margin / profitability characteristics. Accordingly, an aggregated metric would not directly correlate to the operating performance of Fiserv overall or to Fiserv’s segments. As a result, within MD&A we discuss growth contributions associated with transaction volumes at a business unit level (rather than at the product level) which we believe provides the information that enables an understanding and evaluation of the Company’s results of operations.

We continue to believe that reporting qualitative and quantitative information at a business unit level within MD&A provides the information that is required to enable an understanding and evaluation of the Company’s results of operations. We will continue to monitor the significance of these transaction and volume-based metrics and consider including them within MD&A should they become material to the trend discussion in the future.

Form 8-K furnished February 7, 2019

Reconciliation of GAAP to Adjusted Net Income and Adjusted Earnings Per Share, page 8

2.

Please refer to our prior comment 2. Based on the information in your response, it does not appear that adjusting for amortization related to acquisition-related intangibles complies with Question 100.04 of the Non-GAAP C&DIs. Please revise your presentation accordingly.

United States Securities and Exchange Commission

June 20, 2019

Response:

Based on our telephone conversations with the Staff on June 17 and 18, 2019, and our understanding that we may receive additional input from the Staff regarding this comment, we continue to evaluate our response to this comment.

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If you have any questions regarding these responses to your comments or any other matter, please contact me at (262) 879-5000.

Very truly yours,

/s/ Robert W. Hau
Robert W. Hau
Chief Financial Officer and Treasurer

cc:	Kenneth F. Best, Chief Accounting Officer, Fiserv, Inc.
Lynn S. McCreary, Chief Legal Officer, Fiserv, Inc.
John K. Wilson, Foley & Lardner LLP